Exhibit 99.1

Travelan® Phase 2 Study Results Published

Melbourne, Australia, October 13, 2026: Immuron Limited (ASX: IMC; NASDAQ: IMRN) today announced that data from its Phase 2 clinical trial of once-daily oral Travelan® has been published in the Nature Journal, Scientific Reports.

A copy of the publication can be accessed here: https://doi.org/10.1038/s41598-026-70974-9

The article titled, "A phase 2, randomized, placebo-controlled study to evaluate once-daily oral Travelan for the prevention of Travellers' Diarrhoea," describes clinical data previously announced to the ASX on March 7, 2024.

The clinical study, partially funded by the U.S. Department of Defense (MTEC Award 21010.13), demonstrated that Travelan® was safe and well tolerated, with a statistically significant 50% reduction in ETEC challenge-related adverse events versus placebo (P=0.0001).

Although the study did not meet its primary efficacy endpoints, a lower than anticipated placebo attack rate (33% versus 70%) materially reduced statistical power. Notwithstanding this limitation, efficacy results consistently trended in favour of Travelan® across multiple clinically meaningful endpoints, supporting the potential protective benefit of the once-daily formulation against ETEC-associated disease.

Key findings

●	Statistically significant 50% reduction in ETEC challenge-related adverse events versus placebo (P=0.0001)

●	40% reduction in moderate-to-severe diarrhoea

●	50% reduction in severe diarrhoea

●	44% reduction in all diarrhoea

●	71% reduction in early antibiotic use

●	Travelan recipients showed attenuated mucosal inflammation four days post-challenge, with lower fecal myeloperoxidase (p=0.04) and calprotectin (p=0.06) than placebo

●	More than 80% of subjects in both arms seroconverted (IgG/IgA anti-ETEC) by day 15–29, indicating Travelan did not impair natural adaptive immunity to the challenge strain

A further manuscript describing Travelan's effects on the gut microbiome is currently in preparation. Study data demonstrated that Travelan recipients had lower relative abundance of E. coli, enrichment of beneficial bacteria, and greater microbiome richness and diversity compared with placebo. These observations support the potential for Travelan® to enhance gut microbiome resilience during pathogenic challenge and antibiotic exposure, representing an additional mechanism by which the product may contribute to gastrointestinal health.

Immuron is advancing Travelan® as a next-generation, non-antibiotic oral immunoprophylactic for the prevention of bacterial diarrhoeal disease. The program aims to deliver a military-ready, once-daily formulation capable of providing broad-spectrum protection against key pathogens responsible for travellers' diarrhoea and military deployment related gastrointestinal infections.Building on the encouraging findings from the US Government supported clinical study, including a reduction in diarrhea severity and consistently favourable efficacy trends, Immuron has developed a next-generation, delayed-release capsule formulation optimized for once-daily dosing. This novel formulation enables delivery of a substantially higher payload and may be investigated in the larger, adequately powered clinical studies as recommended by the investigators, to further assess its potential to protect against ETEC-associated disease and broader bacterial gastrointestinal infections.

The Naval Medical Research Command and the Walter Reed Army Institute of Research, in collaboration with Immuron, are also progressing the development of novel vaccines targeting Campylobacter jejuni and Shigella sonnei.

Immuron continues to recommend a dose of 1-2 Travelan tablets, three times daily, based on the clinical efficacy observed in previous studies using this regimen, with protection rates of 58.3% (p=0.02), 76.7% (p=0.007) and 90.9% (p=0.0005) (Otto et al., 2011).

This release has been authorised by the directors of Immuron Limited.

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COMPANY CONTACT:

Steven Lydeamore

Chief Executive Officer

steve@immuron.com

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of infectious diseases.

About Travelan®

Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting travelers’ diarrhea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce. Travelan® is a highly purified tabletized preparation of hyper immune bovine antibodies and other factors, which when taken with meals bind to diarrhea-causing bacteria and prevent colonization and the pathology associated with travelers’ diarrhea. In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travelers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Travelers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection.

Travelers’ diarrhea (TD)

TD is generally defined as the passage of ≥ 3 unformed stools per 24 hours plus at least one additional symptom (such as nausea, vomiting, abdominal cramps, fever, blood/mucus in the stools, or fecal urgency) that develop while abroad or within 10 days of returning from any resource-limited destinations (Leung et al., 2006). Diarrhea continues to be the most frequent health problem among travelers to destinations in lower- and middle-income regions (Steffen, 2017). Deployed US military personnel, essentially representing a long-term traveller population, are particularly affected given their population dynamics and the context in which they seek care and treatment (Connor et al., 2012). Diarrhea is the leading infectious disease threat to the overall health and preparedness of deployed US armed forces, with diarrheagenic E. coli, Campylobacter spp., and Shigella spp. among the most commonly reported etiologies (Riddle et al., 2006).

Immuron Platform Technology

Immuron’s proprietary technology is based on polyclonal immunoglobulins (IgG) derived from engineered hyper-immune bovine colostrum. Immuron has the capability of producing highly specific immunoglobulins to any enteric pathogen and our products are orally active. Bovine IgG can withstand the acidic environment of the stomach and is resistant to proteolysis by the digestive enzymes found in the Gastrointestinal (GI) tract. Bovine IgG also possesses this unique ability to remain active in the human GI tract delivering its full benefits directly to the bacteria found there. The underlying nature of Immuron’s platform technology enables the development of medicines across a large range of infectious diseases. The platform can be used to block viruses or bacteria at mucosal surfaces such as the Gastrointestinal tract and neutralize the toxins they produce.

IMM-124E (Travelan®)

IMM-124E was developed using Immuron’s platform technology. IMM-124E is produced from the colostrum of birthing cattle that have been immunised during pregnancy with a vaccine containing the outer antigens of multiple human derived ETEC. A total of 13 ETEC strains are used in the vaccine to produce high levels of antibodies against selected surface antigens from the most common strains of ETEC. (Otto et al., 2011)

The resultant hyperimmune colostrum IMM-124E from ETEC vaccinated cows contains significant levels of polyclonal antibodies specific for ETEC antigens LPS, CFA-I and Flagellin (Sears et al., 2017).

The antibodies produced in IMM-124E have been found to have a stronger binding and neutralizing activity (than the antibodies of unvaccinated cattle) against a wide range of LPS antigens including both the variable O-polysaccharide region and the preserved oligosaccharide core ‘R’ region of LPS from the 13 serotypes used in the ETEC vaccine.

IMM-124E is manufactured into a tablet form referred to as Travelan®.

References

Connor P, Porter CK, Swierczewski B and Riddle MS. Diarrhea during military deployment: current concepts and future directions. Curr Opin Infect Dis. 25(5): 546-54; 2012.

Hutton, M.L., Cunningham, B.A., Mackin, K.E. et al. Bovine antibodies targeting primary and recurrent Clostridium difficile disease are a potent antibiotic alternative. Sci Rep 7, 3665 (2017). https://doi.org/10.1038/s41598-017-03982-5

Leung AK, Robson WL, Davies HD. Travelers’ diarrhea. Adv Ther. Jul-Aug; 23(4): 519-27; 2006

Otto W, Najnigier B, Stelmasiak T and Robins-Browne RM. Randomized control trials using a tablet formulation of hyperimmune bovine colostrum to prevent diarrhea caused by enterotoxigenic Escherichia coli in volunteers Scandinavian Journal of Gastroenterology 46: 862– 868; 2011.

Riddle MS, Sanders JW, Putnam SD, and Tribble DR. Incidence, etiology, and impact of diarrhea among long-term travelers’ (US military and similar populations): A systematic review. American Journal of Tropical Medicine and Hygiene. 74(5): 891-900; 2006.

Sears KT, Tennant SM, Reymann MK, Simon R, Konstantopolos N, Blackwelder WC, Barry EM and Pasetti MF. Bioactive Immune Components of Anti-Diarrheagenic Enterotoxigenic Escherichia coli Hyperimmune Bovine Colostrum products. Clinical and Vaccine Immunology. 24 (8) 1-14; 2017.

Steffen R. Epidemiology of travelers' diarrhea. J Travel Med. 24(suppl_1): S2-S5; 2017.

For more information visit: https://www.immuron.com.au/ and https://www.travelan.com

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FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition, and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions, or circumstances on which any such statement is based, except as required by law.

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